

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2018

Stanton E. Ross
Chief Executive Officer
Digital Ally, Inc.
9705 Loiret Blvd.
Lenexa, KS 66219

> **Re: Digital Ally, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 2, 2018**
> **File No. 333-227664**

Dear Mr. Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications